

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2016

Via E-mail
Mr. Robert Rasmus
Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re:** **Hi-Crush Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-35630**

Dear Mr. Rasmus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 2. Properties, page 40

1.   Please disclose the annual production and sales tonnages for your Wyeville and Augusta facilities pursuant to paragraph 3 of the Instructions to Item 102 of Regulation S-K.

2.   In an appropriate location of your filing please disclose your third party purchase and sales tonnages.

Item 6. Selected Financial Data
Non-GAAP Financial Measures
Distributable Cash Flow, page 48

3.   You state that you use distributable cash flow to evaluate whether you are generating sufficient cash flow to support distributions to your unitholders. You also state that it is

Mr. Robert Rasmus
Hi-Crush Partners LP
April 27, 2016
Page 2

used to measure the ability of your assets to generate cash sufficient to support your indebtedness. Thus, it appears distributable cash flow is a non-GAAP liquidity measure. Please revise future filings to reconcile from net cash provided by operating activities, the nearest GAAP liquidity measure, to distributable cash flow. Please also disclose cash flows from operating, investing and financing activities, when a non-GAAP liquidity measure is presented. In addition, please tell us whether any adjustment adding back amounts to net cash provided by operating activities excludes charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner and, if so, their nature, the related amounts and your basis under Item 10(e)(1)(ii)(A) of Regulation S-K for adding back the adjustment. For example, it appears changes in working capital balances are excluded from distributable cash flow. In addition, please provide us your revised disclosure. See also Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which can be found at:
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 63
Goodwill and Intangible Assets, page 64

4.   You disclose the following developments in 2015:

- a decline in oil and natural gas prices resulted in a reduction in drilling activity and a decline in spot prices for Northern White frac sand;

- you provided price concessions, discounts and waivers for contract customers;

- you elected to temporarily idle your Augusta production facility, five destination transload facilities and three rail origin transload facilities;

- you announced a reduction in force to your employees in connection with your plan to temporarily idle the Augusta production facility; and

- you received a contract settlement payment for past and future obligations under a customer contract.

We also note that you performed your annual impairment assessment of your D&I goodwill during the third quarter of 2015. However, it is not clear whether you performed an impairment assessment subsequent thereto. Please tell us how you considered these developments, or other relevant developments, subsequent to your third-quarter goodwill impairment assessment in determining whether an additional goodwill impairment test was warranted at year end.

5.   Please disclose in future filings the percentage by which the fair value of the D&I reporting unit exceeded its carrying value as of the date of your most recent goodwill impairment test. Please provide us your revised disclosures for your year ended December 31, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319, or myself at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining